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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number  0-27515
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                               EarthPort.com plc
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             (Exact name of registrant as specified in its charter)

                              80 Hammersmith Road
                                London W14 8UD
                                United Kingdom
                              +44 (0)207 348 5200
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Ordinary Shares, Series A Ordinary Shares
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           (Title of each class of securities covered by this Form)

                                     None
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(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [ ]            Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(2)(i)  [ ]
               Rule 12g-4(a)(2)(i)  [X]            Rule 12h-3(b)(2)(ii) [ ]
               Rule 12g-4(a)(2)(ii) [ ]            Rule 15d-6           [ ]
               Rule 12h-3(b)(1)(i)  [ ]

     Approximate number of holders of record as of the certification or notice date: 650*
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* This number reflects the total worldwide number of holders of record of
  EarthPort.com plc's shares. The Company has one (1) shareholder of record in the United States.

Pursuant to the requirements of the Securities Exchange Act of 1934, Earthport.com plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: December 15, 1999            By: /s/ Simon Deane-Johns
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                                   Name: Simon Deane-Johns
                                         ---------------------

                                   Title: Executive Director and General Counsel
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